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July 18, 2014

VIA EDGAR

Michael Clampitt
Senior Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C.  20549

Re:                 Hilltop Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 3, 2014
File No. 333-196367

Dear Mr. Clampitt:

On behalf of our client, Hilltop Holdings Inc. (“Hilltop”), we are providing Hilltop’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 15, 2014, with respect to the above-referenced filing.

This letter and Amendment No. 2 (“Amendment No. 2”) to Hilltop’s Registration Statement on Form S-4 (File No. 333-196367) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from the version filed on July 3, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed July 3, 2014

The Merger

Background of the Merger, page 254

1.                          With regard to the statement in the second paragraph that “(t)he terms of the Credit Agreement include a covenant prohibiting SWS from undergoing a ‘Fundamental Change’ which includes any merger, amalgamation, or consolidation,” provide the staff with the following:

•                  The exact language and page reference from the SWS 2011 proxy statement where shareholders voted that described this prohibition;

•                  The exact language and page reference from an SWS Form 10-K that describes this prohibition; and, with a view towards additional disclosure,

•                  The specific section and language from the actual agreement.

Additionally, provide the staff with details relating to the warrant and related debt, to include:

•                  The terms of repaying the $100 million;

•                  Any repayments made to date; and,

•                  A citation to the language in the 2011 proxy that describes the prepayment conditions.

Response:  In response to the first bullet of the first paragraph of the Staff’s comment, we refer the Staff to the seventh bullet under the caption “Restrictive Covenants” on page 17 of the definitive proxy statement filed by SWS with the Commission on April 8, 2011 (the “2011 SWS Special Meeting Proxy”), which discloses (referring to SWS as the “company”) that under the Credit Agreement “with certain exceptions, the company and its subsidiaries are prohibited from dissolving, merging or consolidating with another entity, or disposing of all or substantially all their respective assets or businesses.”

In response to the second bullet of the first paragraph of the Staff’s comment, we refer the Staff to the risk factor on page 22 of SWS’s Form 10-K filed with the Commission on September 6, 2013, under the heading “Our Credit Agreement with Hilltop and Oak Hill contains restrictions and covenants that impact our business and expose us to risks that could adversely affect our liquidity and financial condition” which discloses, referring to the Credit Agreement, that “[t]he covenants in such agreement or future debt agreements may restrict the conduct of our business, which could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to our business.”

In response to the third bullet of the first paragraph of the Staff’s comment, we refer the Staff to Section 6.4 of the Credit Agreement, included on page 31 of the copy of the Credit Agreement filed as Exhibit 10.1 to SWS’s Form 8-K filed with the Commission on August 1, 2011.  We further advise the Staff that Hilltop and SWS have revised the applicable disclosure on pages 234-235 of Amendment No. 2 in order to disclose the specific language of the Merger Covenant.

In response to the second paragraph of the Staff’s comment, we refer the Staff to the last paragraph on page 16 of the 2011 SWS Special Meeting Proxy, which discloses the following (referring to SWS as the “company” and to Hilltop and Oak Hill as the “investors”):

Under the terms of the Credit Agreement, the company will borrow $100 million under an unsecured term loan from the investors. The company will pay interest at a rate of 8% per annum. The term loan matures in five years, but can be prepaid (i) at any time without penalty, to the extent that any investor or its affiliate that is a warrantholder elects to exercise any warrant that it holds, in which case the aggregate principal amount of the applicable term loan relating to such warrant shall be reduced in an amount equal to the amount of the proceeds of such exercise that the company would have received if such exercise had been paid in cash rather than through a reduction in the amount of the term loan, and (ii) after the third anniversary of the Credit Agreement, if the closing price of the company’s common stock exceeds 150% of the exercise price for a specified time period prior to prepayment, in an aggregate principal amount of at least $10 million, at a prepayment price equal to 100% of the principal amount of the loans prepaid, plus accrued and unpaid interest thereon through the applicable prepayment date, plus a prepayment premium equal to the present value at the applicable prepayment date of all required interest payments due on the prepaid loans through the maturity date, computed using a discount rate equal to the interest rate of the then-prevailing treasury note with maturity closest to the maturity date plus 50 basis points. The term loans are guaranteed by the company’s subsidiaries, except for certain foreign subsidiaries and certain banking and broker-dealer subsidiaries.

We advise the Staff that no repayments have been made to date, and that the amount referenced in clause (ii) of the preceding summary paragraph equates to $8.625 per SWS share, or 150% of the $5.75 exercise price of the warrants.

Index to Consolidated Financial Statements

2.                          We note from the Reports of the Independent Public Accounting Firms on pages F-2 — F-4 that PricewaterhouseCoopers LLP relied on the audit reports of Ernst & Young LLP for the audits of the PrimeLending and First Southwest Company December 31, 2012 financial statements. Please address the following as it relates to these opinions:

•                  Clarify if PricewaterhouseCoopers LLP audited the financial statements of PlainsCapital Bank for the period ended December 31, 2012, or if they relied on the audit report of another auditor; and

•                  Given that the Ernst & Young LLP audit reports were included in the S-4 registration statement, tell us why the December 31, 2012 financial statements for PlainsCapital Bank, PrimeLending and First Southwest Company were not included in the registration statement, or revise to include in your next amendment.

Response:  In response to the first bullet of the Staff’s comment, we advise the Staff that while there are no specific requirements for stand-alone reporting for PlainsCapital Bank, PricewaterhouseCoopers LLP, as principal auditor of Hilltop, audited the financial position of PlainsCapital Bank as of December 31, 2012 and financial results for the period from December 1, 2012 (date of acquisition) to December 31, 2012. The financial position and the results for PlainsCapital Bank were consolidated into Hilltop’s overall financial position as of December 31, 2012 and results for the year ended December 31, 2012. PricewaterhouseCoopers LLP did not rely on work performed by Ernst & Young LLP or any other independent accountant as it relates to PlainsCapital Bank. However, PricewaterhouseCoopers LLP placed reliance on work performed by Ernst & Young LLP as it relates to PrimeLending and First Southwest Company, which are wholly-owned subsidiaries of Hilltop.

In response to the second bullet of the Staff’s comment, we respectfully refer the Staff to Rule 2-05 of Regulation S-X, which provides that if “part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in its report, the separate report of the other accountant shall be filed.” Additionally, within Section 4140.4 of the Division of Corporation Finance’s Financial Reporting Manual, it states that “[i]f a principal auditor makes reference to the work of the other auditor in the principal auditor’s report on either the financial statements or ICFR, the separate report of the other auditor shall be filed.” Accordingly, since PricewaterhouseCoopers LLP placed reliance on the work of Ernst & Young LLP with respect to PrimeLending and First Southwest Company as of December 31, 2012 and for the period from December 1, 2012 to December 31, 2012, and made reference to the respective reports of Ernst & Young LLP in its fiscal 2012 report for Hilltop, the reports of Ernst & Young LLP were included in the registration statement. We are not aware of any similar requirement to provide the respective financial statements, only the auditor’s separate report in accordance with  Rule 2-05 of Regulation S-X and Section 4140.4 of the Division of Corporation Finance’s Financial Reporting Manual. As discussed in Note 2 to the consolidated financial statements on page F-25, Hilltop acquired PlainsCapital Corporation, including its wholly-owned subsidiaries PlainsCapital Bank, PrimeLending and First Southwest Company as of the close of business on November 30, 2012 in a transaction accounted for using the purchase method of accounting.  Accordingly, the financial position and operating results of PlainsCapital Bank, PrimeLending and First Southwest Company are already included in Hilltop’s consolidated financial statements after December 1, 2012 as presented in the registration statement.

3.                          Given the fact that you disclose on page 315 that you are not eligible to incorporate any documents by reference, please tell us why you incorporated by reference the financial statements for SWS Group in the registration statement or revise to include in your next amendment.

Response:  We respectfully inform the Staff that, although Hilltop is not currently eligible to incorporate by reference its SEC filings into the registration statement, information about SWS, including its financial statements, has been incorporated by reference pursuant to General Instruction C and Items 10, 11 and 15 of Form S-4.

Audited Consolidated Financial Statements, Years Ended December 31, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting and Reporting Policies

Acquired Loans, page F-14

4.                          We note your response to prior comment nineteen in the letter dated June 25, 2014. So that we understand your accounting please address the following:

•                  Confirm that the purchased credit impaired loans were accounted for in accordance with ASC 310-30 upon acquisition and subsequently.

•                  Tell us how the company applied the accounting guidance in ASC 310-40 in determining whether the individual purchased credit impaired loan would be considered a troubled debt restructuring; and

•                  Tell us how the company’s accounting for the individual purchased credit impaired loans was modified to account for the loan under ASC 310-40 as opposed to ASC 310-30.

Response:  In response to the Staff’s comment, we advise the Staff on behalf of Hilltop as follows (with each bullet below responsive to the correspondingly ordered bullet in the Staff’s comment):

•                  Hilltop accounts for acquired loans that showed evidence of credit deterioration that made it probable, at acquisition, that Hilltop would be unable to collect all contractually required principal and interest payments (“PCI loans”) in accordance with the provisions of ASC 310-30. Subsequent to the acquisition of those loans Hilltop continues to account for those loans in accordance with ASC 310-30.

•                  Hilltop evaluates PCI loans that are accounted for on an individual basis and modified subsequent to acquisition to determine whether such loans are troubled debt restructurings (“TDRs”) in accordance with ASC 310-40.  Hilltop determines whether the modification of an individual PCI loan is a TDR by considering all relevant aspects of the modification.  In particular, Hilltop evaluates the post-modification expected cash flows of the PCI loan against the cash flow estimate of the PCI loan at acquisition, plus any increase in expected cash flows since acquisition.

•                  Since the PCI loan was impaired prior to modification, the determination that the modification is considered a TDR does not significantly change the accounting for the PCI loan.  Further, for restructured PCI loans that are accounted on an individual basis and have been deemed TDRs under ASC 310-40, Hilltop has provided additional disclosures in Notes 5 and 6 to the consolidated financial statements in accordance with ASC 310-40.

*              *              *

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1180 or by email at GSMoodie@wlrk.com.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Gordon S. Moodie

Gordon S. Moodie

cc:	Corey G. Prestidge, Hilltop Holdings Inc.
David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Allen R. Tubb, SWS Group, Inc.
George R. Bason, Jr., Davis Polk & Wardwell LLP
H. Oliver Smith, Davis Polk & Wardwell LLP
William L. Taylor, Davis Polk & Wardwell LLP